EMD Health Center

Resume

Mohamed Haq - Physician

40 years Oncology Practice

MD Anderson Fellowship

2 years of Telemedicine Primary Care experience and Telemedicine Patents Holder.

25 Publications. Macy's Heart and Soul Award, 2004. Founder's Award for Physician Service, The Rose 2011.

Served as Adjunct faculty at MD Anderson, Baylor College of Medicine and UTMB.

1980 – Current: Private Medical Practice, Houston TX

eMD
Health Centers